Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ________
TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com April 29, 2016

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Ms. Pam A. Long
Assistant Director

Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	WL Ross Holding Corp. Preliminary Schedule 14A (the “Preliminary Proxy Statement”) Filed March 31, 2016 File No. 001-36477

Dear Ms. Long:

Set forth below are the responses of WL Ross Holding Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter, dated April 27, 2016, concerning the Preliminary Proxy Statement and the merger transactions contemplated therein. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) to address the Staff’s comments and update certain additional information. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Revised Proxy Statement marked to show changes from the Preliminary Proxy Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Revised Proxy Statement, unless otherwise noted.

Ms Pam Long April 29, 2016 Page 2

Letter to Stockholders

1.	In addition to the disclosure here, please state prominently and simply that this is a vote on a merger between you and the privately-held operating company Nexeo Solutions.

We have revised the disclosure as requested to state prominently and simply that this is a vote on a merger between us and the privately held operating company Nexeo Solutions on page iii of the letter to stockholders.

Q. What interests do the Company’s current officers and directors have in the Business Combination?, page 18

2.	To the extent possible, please disclose the aggregate value of the interests noted.

We have complied and added disclosure on the aggregate values for each of the interests starting on page 18 where such values are determinable. We supplementally advise the Staff that we did not disclose aggregate values where there are qualitative characteristics or other terms or restrictions that make comparing the particular security with prevailing market values inappropriate, that require assumptions that are highly speculative or that may otherwise result in a misleading or inaccurate disclosure.

In response to the Staff’s comment, we have also added conforming revisions on pages 6, 36, 40, 63, 91, 92, 127 and 128.

Interests of Certain Persons in the Business Combination, page 35

3.	In the last bullet of this section, you reference “certain rights” that the sponsor will be provided if the business combination is approved; briefly describe these rights.

We have complied and added disclosure describing these rights on page 36.

In response to the Staff’s comment, we have also added conforming revisions on pages 7, 19, 41, 64, 92 and 128.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

4.	We note your disclosure that the maximum redemption scenario assumes that 18.395 million shares of WL Ross common stock are redeemed, resulting in an aggregate payment of $183.395 million out of the Trust Account. This reduction in the Trust Account of $183.950 million is assumed to result in WL Ross issuing an additional 18.395 million shares of common stock as part of the PIPE Investment. Please expand your disclosure to explain the nature of the PIPE Investment and any uncertainties that could impact your financial condition or refer to discussion elsewhere in the filing.

Ms Pam Long April 29, 2016 Page 3

We have complied and added additional disclosure to explain the nature of the PIPE Investment and any uncertainties that could impact our financial condition on page 75.

In response to the Staff’s comment, we have also added conforming revisions on pages 84, 87 and 88.

Note 1- Description of the Business Combination, page 79

5.	Please expand your disclosure of the consideration to be paid in the second paragraph to quantify, based on current estimates, the four components which make up the aggregate purchase price of $1,575 million.

We have complied and added additional disclosure of the consideration to quantify the four components which make up the aggregate purchase price of $1,575 million on page 79.

In response to the Staff’s comment, we have also added conforming revisions on pages 3, 8, 27 and 98.

Note 3- Preliminary Allocation of Purchase Consideration , page 81

6.	Please expand your disclosure to discuss the material underlying assumptions used in determining the fair value of Nexeo’s intangible assets and its property, plant, and equipment.

We have complied and added additional disclosure to discuss the material underlying assumptions used in determining the fair value of Nexeo’s intangible assets and its property, plan, and equipment on page 82.

Note 4- Pro Forma Adjustments, page 82

Pro Forma Adjustments to the Statement of Operations, page 82

7.	Given your purchase price consideration is preliminary, please tell us what consideration you have given to including a sensitivity analysis in footnote 4(c) depicting the potential variability in depreciation expense of property, plant, and equipment and amortization expense of intangible assets, respectively.

In response to the Staff’s comment, we have added additional disclosures to provide a sensitivity analysis depicting the potential variability in depreciation expense of property, plant and equipment and amortization expense of intangibles on page 82.

Ms Pam Long April 29, 2016 Page 4

Balance Sheet Adjustments, page 84

8.	Please expand your disclosure in footnote (d) on page 85 to discuss the methods and assumptions used in determining the fair value of Nexeo’s inventory.

We have complied and added additional disclosure in footnote (d) on page 85 to discuss the methods and assumptions used in determining the fair value of Nexeo’s inventory.

9.	Please expand your disclosure in footnote (q) on page 86 to quantify the amount of Nexeo’s historical unamortized debt issuance costs and unamortized original issue discount and liability balances associated with derivate instruments related to its historical debt.

We have complied and added additional disclosure in new footnote (p) on page 86 to quantify the amount of Nexeo’s historical unamortized debt issuance costs and unamortized original issue discount and liability balances associated with derivative instruments related to its historical debt.

10.	Please expand your disclosure in note (s) on page 87 to include the maturity of the debt incurred in conjunction with the business combination.

We have complied and added additional disclosure in new note (r) on page 87 to include additional disclosure on the maturity of the debt to be incurred in conjunction with the business combination.

11.	Please expand your disclosure in note (j) on page 86 to quantify the adjustment associated with the change in fair value of assets acquired in the business combination. In addition, expand your disclosure to discuss in further detail the difference in approach utilized to determine the relevant book values.

We have complied and added additional disclosure in new note (i) on page 86 to quantify the adjustment associated with the change in fair value of assets acquired in the business combination and further detail on the difference in approach utilized to determine the relevant book values.

12.	Please expand your disclosure to quantify each component of the adjustment described in note (n) on page 86.

We have complied and added additional disclosure to quantify each component of the adjustment described in new footnote (m) on page 86.

Ms Pam Long April 29, 2016 Page 5

The Company’s Board of Director’s Reasons for the Approval of the Business Combinations, page 123

13.	Please revise to provide the conclusions drawn from the additional factors discussed on page 125. Additionally, clarify whether these or any other factors were considered as militating against the transaction.

We have complied and revised the disclosure to provide the conclusions drawn from the additional factors and clarified which factors were considered as militating against the transaction on page 125.

Proposal 2 – Classification Of The Board Of Directors, page 138

14.	In accordance with Instruction 1 to Item 19 of Schedule 14A, please state whether vacancies which occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be so filled for the remainder of the full term. We note this information is currently on page 148.

We have complied and provided this additional information on page 138.

Proposal 7 – Approval Of Amendments To Current Certificate To Elect Not To Be Governed By Section 203 Of The DGCL, page 150

15.	Please include a more fulsome discussion of Section 203 and the reasons for this amendment outside of the comparison table. Please include why you are proposing to exclude the Sponsor and TPG from the definition of “interested stockholders.” In addition, please include the exact language of the restated Article, rather than a summary.

We have complied and provided a more fulsome discussion of Section 203, as well as the reasons why we are proposing to exclude the Sponsor and TPG from the definition of “interested stockholders”, and the exact language of the restated Article rather than a summary, starting on page 150.

Proposal No. 8—Approval Of Amendments...To Change The Stockholder Vote Required To Amend The Certificate And Bylaws Of The Company, page 152

16.	Please provide the exact text of the amendment in the comparison table, rather than a summary. Please make conforming changes to other proposals where you have provided a summary rather than the exact text of the proposed amendment.

We have complied and provided the exact text of the amendment in the comparison table rather than a summary and have made conforming changes to the other proposals.

Ms Pam Long April 29, 2016 Page 6

Proposal No. 10—Approval Of Additional Amendments To Current Certificate In Connection With The Business Combination, page 156

17.	Please revise this section to disclose the specific proposed changes, the rationale for, and effect of each change, as required by Item 19 of Schedule 14A. In addition, it appears that some sections you have cited for amendment are subject to other proposals. For example, the proposed change to Article IX appears to be part of Proposal 7 and the proposed change to Article V (Section 5.3) appears to be part of Proposal 6.

We have complied and revised this section on page 161 to disclose the specific proposed changes, the rationale for, and effect of each change, and removed duplicative references to sections that are subject to other proposals.

Summary of Potential Business Combination Payments to Named Executive Officers,page 235

18.	Please tell us why you have not disclosed the information required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the merger that the registrant’s named executive officers could possibly receive in connection with the merger.

In response to the Staff’s comment, we have added an explanation in the first paragraph of the section entitled “Executive Compensation - Potential Payments Upon Termination or a Change in Control - Summary of Potential Business Combination Payments to Named Executive Officers” on page 241 to clarify that there are no agreements or understandings, whether written or unwritten, with our executive officers concerning the information specified in Item 402(t)(2) or (3) (i.e., any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to the Business Combination) and that, since our formation, we have not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of our executive officers or directors.

In response to the Staff’s comment, we have also added conforming revisions on pages 204 and 227.

Beneficial Ownership of Securities, page 291

19.	Please provide complete data with regard to beneficial ownership.

We have complied and provided additional disclosure starting on page 292. We supplementally advise the Staff that such additional disclosure is consistent with our changes that addressed the Staff’s oral comment on our preliminary proxy for extending the Company’s corporate existence.

***

Ms Pam Long April 29, 2016 Page 7

Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey
Thomas J. Ivey, Esq.

cc:	Securities and Exchange Commission

Leland Benson

Kate McHale

Craig E. Slivka

Tracie Mariner

Terrence O’Brien

cc:	WL Ross Holding Corp.

Wilbur L. Ross

Benjamin Gruder

Nadim Qureshi

Tony Reina

WL ROSS HOLDING CORP.

1166 AVENUE OF THE AMERICAS, 25TH FLOOR

NEW YORK, NY 10036

April 29, 2016

Ms. Pam A. Long
Assistant Director

Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	WL Ross Holding Corp. Preliminary Schedule 14A (the “Preliminary Proxy Statement”) Filed March 31, 2016 File No. 001-36477

Dear Ms. Long:

As requested in the letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2016, with respect to the comments of the Staff on the filing of the Preliminary Proxy Statement of WL Ross Holding Corp. (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WL ROSS HOLDING CORP.

By: /s/ Stephen J. Toy
Stephen J. Toy
President and Director